Exhibit 2.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Cominar Real Estate Investment Trust (“Cominar”)

455 Marais Street

Québec City, Québec

G1M 3A2

Item 2	Date of Material Change

November 28, 2011

Item 3	News Release

Press releases were disseminated by CNW Telbec on November 28, 2011 and December 2, 2011 from Québec City, Québec.

Item 4	Summary of Material Change

After close of market on November 25, 2011, Cominar purchased, by way of a private agreement, a total of 3,099,300 Canmarc Units (as defined below) of Canmarc Real Estate Investment Trust (“Canmarc”), representing approximately 5.66% of the total issued and outstanding Canmarc Units (as defined below).

On November 28, 2011, Cominar announced that wholly-owned subsidiaries of Cominar (the “Cominar Acquisition Group”) intended to make an offer to purchase (the “Offer”) all of the issued and outstanding units of Canmarc (the “Trust Units”), other than any Trust Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all Trust Units that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc, or (iii) other securities of Canmarc that are convertible into or exchangeable, or exercisable for, or existing rights to acquire, Trust Units, (collectively, the “Convertible Securities”, together with the Trust Units and the associated rights issued under the existing unitholder rights plan of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”).

The Offer was commenced by the Cominar Acquisition Group by newspaper advertisement on December 2, 2011, and offering documents have been filed on SEDAR.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

After close of market on November 25, 2011, Cominar purchased, by way of a private agreement, a total of 3,099,330 Canmarc Units at a price of $15.30 per Canmarc Unit, making Cominar the second-largest unitholder of Canmarc based on publicly-available information, with a beneficial ownership of approximately 15.1% of the total issued and outstanding Canmarc Units.

On November 28, 2011, Cominar announced its intention that the Cominar Acquisition Group make an offer to purchase all of the issued and outstanding Canmarc Units, other than any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group.

The Offer was commenced by newspaper advertisement published in the Globe and Mail and La Presse on December 2, 2011.

Pursuant to the Offer, the unitholders of Canmarc (the “Unitholders”) will receive $15.30 in cash per Canmarc Unit, not subject to proration. Alternatively, the Acquisition Group proposes to offer the Unitholders the opportunity to participate in the growth of the combined entity via a unit election option pursuant to which the Unitholders would exchange each Canmarc Unit they hold for 0.7054 units of Cominar (the “Cominar Units”), with an aggregate maximum of 16 million Cominar Units available pursuant to this option, subject to proration.

The Offer, which was unanimously approved by Cominar’s Board of Trustees, is expected to be immediately accretive to Cominar’s distributable income, funds from operations and adjusted funds from operations per Cominar Unit. The Offer is not subject to a vote by Cominar unitholders.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 12, 2012 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is subject to certain customary conditions that are described in the offer and circular of Cominar and the Cominar Acquisition Group (collectively, the “Offer Documents”), including, among others, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Canmarc Units that constitutes (i) together with any Canmarc Units directly and indirectly owned by the Cominar Acquisition Group and Cominar, at least 66 2/3% of the Canmarc Units then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Canmarc Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities laws. Subject to applicable laws, the Cominar Acquisition Group and Cominar reserve the right to withdraw or extend the Offer and to not take up and pay for any Canmarc Units deposited under the Offer unless each of the conditions of the Offer is satisfied or waived (at the sole discretion of the Cominar Acquisition Group and Cominar) at or prior to the Expiry Time.

Requests have been made to Canmarc for the use of Canmarc’s list of Unitholders and holders of Convertible Securities, for the purpose of disseminating the Offer Documents. When these lists are provided, the Offer Documents and other relevant materials will be mailed to unitholders of Canmarc and holders of Convertible Securities and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists.

Full details of the Offer are included in the Offer Documents, copies of which are available via Internet on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Michel Dallaire

President and Chief Executive Officer

(418) 681-8151

Item 9	Date of Report

December 2, 2011